FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

National Bank of Greece S.A.

PRESS RELEASE

Athens, 23 June 2011

Resolutions of the Annual General Meeting of Shareholders of NBG

National Bank of Greece announces that its Annual General Meeting of Shareholders was held today, 23 June 2011, at Megaro Mela, Athens. The Meeting convened with a quorum of 41.16% of the Bank’s paid-up share capital and adopted the following resolutions:

1.             Approved, following submission of the Reports of the Board of Directors and the Auditors, the Annual Financial Statements for the financial year 2010.

2.             Resolved upon non-payment of a dividend to holders of ordinary shares, holders of preference shares under Law 3723/2008 owned by the Hellenic Republic, and holders of redeemable preference non-voting, non-cumulative shares, pursuant to the provisions of article 44a in combination with articles 42c and 43 of Codified law 2190/1920 (the Companies Act) and the Bank’s Articles of Association.

3.             Discharged the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the financial year 2010.

4.             Approved the remuneration of the members of the Board of Directors of the Bank for the financial year 2010, pursuant to article 24, par. 2 of the Companies Act; determined the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2012; approved, for the financial year 2010, the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determined their remuneration through to the AGM of 2012.

5.             Granted permission, as per article 23, par. 1 of the Companies Act and article 30, par. 1 of the Bank’s Articles of Association, for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

6.             Elected Petros Sabatacakis, Alexandra Papalexopoulou, Stefanos Vavalidis, George Zanias and Maria Frangista as members of the NBG Board Audit Committee, with a term of office through to the AGM of 2012.

7.             Elected Messrs. Emmanuel Pelidis and Epaminondas Giouroukos of certified auditors Deloitte Hadjipavlou Sofianos & Cambanis S.A. to undertake the audit of the annual and six-monthly financial statements of the Bank and consolidated statements of the Group for the year 2011, and determined their remuneration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 24th June, 2011

Chief Executive Officer